YUKON-NEVADA GOLD CORP. RECEIVES SUPPORT FOR THE
INDUCEMENT WARRANT PROPOSAL

Vancouver, BC – November 18, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) reports in order to raise the necessary working capital to restart the operations at Jerritt Canyon, complete the remaining consent decree environmental obligations, recommence permitting at Ketza River, and build sustainable long term production the Board of Directors have offered inducement warrants to several groups of warrant holders. Glass, Lewis and Co. has formally recommended to their brokers that Yukon-Nevada Gold Corp.’s shareholders approve the proposed Inducement Warrants due on November 20, 2009.

The process of approval by the regulators and shareholders is challenging and has been complicated by the Toronto Stock Exchange (“TSX”) requirements that have changed part way through the process. In order to clarify the current position of the Company and ensure that shareholders fully understand the resolution that is being voted on, the following is a description of the process the Company has undertaken:

1.

On September 30, 2009 the Company proposed to raise additional working capital through the issuance of inducement warrants to holders of the warrants expiring February 6 and 28, 2011. Conditional approval of this transaction had been provided by the TSX subject to the Company obtaining disinterested shareholder approval through written consent. The Company undertook to complete that approval process and the warrant holders committed to exercising their warrants on good faith to ensure the Company was able to meet its operational requirements in the coming months.

2.

Subsequent to that, on October 14, 2009, the Company announced a second offering of inducement warrants to be issued to holders of the warrants expiring December 19, 2009 and June 19, 2010. In conjunction with that one shareholder, Orifer S.A. (“Orifer”) advanced the Company C$2.5 million to assist in the start up costs of the operations and provide funding to begin work on meeting the environmental compliance requirements set in the Consent Decree. This offering was similarly given conditional approval by the TSX, requiring that the Company obtain disinterested shareholder approval through written consent. The Company undertook this process and also received the advance as committed to by Orifer to restart the operations at Jerritt Canyon. The Company also began work on several major projects on the basis that it would be able to proceed with the offering on a timely basis and obtain the support of its shareholders.

3.

Part way through the process, the TSX ruling was amended and on October 20, 2009 the Company was informed that the TSX had decided to combine the two separate offerings into one offering that would require disinterested shareholder approval, again through written consent. Therefore requiring the company to commence the process again. The deadline for completing this process in order to ensure price protection on both offerings continued to be restricted based on six weeks from the announcement of the second offering.

4.

During this period, despite the uncertainty with respect to the outcome, the Company continued to receive commitments from the majority of the warrant holders that they would continue with the process of completing the exercise their warrants in order to ensure the operations of the Company were well capitalized and able to meet the many legal and environmental commitments arising from the shutdown in 2008 and the Consent Decree signed in October of 2009. Without this support, the Company would not have been able to operate as the suppliers required full payment on previous balances owing and were unable to offer credit terms to the Company. Certain shareholders have requested additional time to prepare the documentation and transfer the funds and thus the Company has also extended the deadline for exercise by one week. It has only been through the efforts of management and their employees, with the financial support of these major shareholders, that the Company has survived through this extended period of shutdown during which the capital markets experienced the tightest credit conditions since the Depression.

5.

The Company is now calling on the entire shareholder base to provide their support for this transaction and enable this core group of shareholders to receive these inducement warrants for investing further capital into the Company during a period where the capital is needed to continue to service legal, environmental, and operational requirements until the operations at Jerritt Canyon have returned to a normalized state and can begin to see the results of the significant improvements that have been put in place.

The Board of Directors of the Company strongly urge Shareholders to vote FOR the proposed transaction today be by submitting their vote prior to the November 20th deadline. Shareholders who have questions or require assistance voting their shares should contact the Company's proxy solicitor, Laurel Hill Advisory Group, toll-free at 1-800-994-5189 or visit the Company’s website here: http://www.yukon-nevadagold.com/s/Warrants.asp

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.